Exhibit 99.1

September 10, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re. Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding a Material Private

Offering and a Private Offering that is not a Material Private Offering

The Company is hereby pleased to publish an immediate report regarding a material private offering and a private offering that is not a material private offering pursuant to the Securities Regulations (Private Offering of Securities in a Listed Company), 5760-2000 (the “Private Offering Regulations”), as follows:

A.	A material private offering of non-tradable options, restricted share units (“RSUs”) and performance share units(“PSUs”) to Ms. Rachel Lavine, the Company’s CEO (“Ms. Lavine”) in accordance with the resolutions of the Company’s Board of Directors from July 21 and September 7, 2015 (following the decision of the Company’s Compensation Committee from July 16, 2015) and the approval of the Company’s General Meeting from September 8, 2015, and in accordance with Regulation 20 of the Private Offering Regulations, and also further to the supplementary immediate report concerning the calling of a special general meeting of the Company from August 30, 2015 (originally furnished to the Securities and Exchange Commission as Exhibit 99.1 to the Current Report on Form 6-K on August 31, 2015) (together with the earlier immediate reports incorporated by reference, the “EGM Report”).

B.	A private offering that is not a material private offering of non-tradable options, RSUs and PSUs to Adi Jemini, an employee of the Company who is to serve as the Company’s CFO (“Mr. Jemini”) in accordance with the resolution of the Company’s Board of Directors from September 7, 2015 (following the decision of the Company’s Compensation Committee on September 2, 2015) and in accordance with Regulation 21 of the Private Offering Regulations.

Ms. Lavine and Mr. Jemini will hereunder be referred to collectively as the “Offerees”.1

1.	Offered Securities and their Quantity

1.1.	717,770 non-tradable options to Ms. Lavine and 199,669 non-tradable options to Mr. Jemini, with each such option being exercisable into one ordinary share of the Company of NIS 1 par value in accordance with the Company’s share incentive plan from 2011 (the “2011 Plan”), and which will be granted according to the capital gains track (with a trustee) under Section 102 of the Income Tax Ordinance pursuant to the material terms specified hereunder. The shares that will result from the exercise of the options being offered to Ms. Lavine and Mr. Jemini will represent, based on the Company’s share capital data as of the date of this report, 0.4% and 0.11% of the Company’s issued and paid-up capital and of the voting rights therein, respectively (0.4% and 0.11% on a fully diluted basis, respectively).[2]

1.2.	51,128 RSUs to Ms. Lavine, representing a right to receive 51,128 ordinary shares of the Company of NIS 1 par value and 14,223 RSUs to Mr. Jemini, representing a right to receive 14,223 ordinary shares of the Company of NIS 1 par value. The grant of the RSUs is under the 2011 Plan and they will be granted according to the capital gains track (with a trustee) under Section 102 of the Income Tax Ordinance pursuant to the material terms specified hereunder. The shares that will be allotted by virtue of the RSUs to Ms. Lavine and to Mr. Jemini will represent, following their allotment and based on the Company’s share capital data as of the date of this report, 0.03% and 0.01% of the Company’s issued and paid-up capital and the voting rights therein, respectively (and 0.03% and 0.01% on a fully diluted basis, respectively)[3].

1.3.	195,870 PSUs to Ms. Lavine, representing the right to receive 195,870 ordinary shares of the Company of NIS 1 par value and 54,488 PSU’s to Mr. Jemini representing a right to receive 54,488 ordinary shares of the Company of NIS 1 par value. The grant of the PSU’s is under the 2011 Plan and they will be granted according to the capital gains track (with a trustee) under section 102 of the Income Tax Ordinance pursuant to the material terms specified hereunder. The shares that will be allotted by virtue of the PSU’s to Ms. Lavine and Mr. Jemini will represent, following their allotment and based on the Company’s share capital data as of the date of this report, 0.11% and 0.03% of the Company’s issued and paid-up capital and the voting rights therein, respectively (and 0.11% and 0.03% on a fully diluted basis, respectively)[4].

[1]	The Offerees are not interested parties of the Company and will not become interested parties by virtue of holdings resulting from the allotment that is the subject of this report. In addition, the Offerees are employed by the Company.
[2]	Including shares following the allotment and exercise of all the securities that are the subject of this report, excluding 1,046,993 treasury shares that are held by the Company.
[3]	Refer to Footnote 2 above.
[4]	Refer to Footnote 2 above.

The RSUs and the PSUs will hereunder be referred to collectively as the “Rights to Shares”; the options and the Rights to Shares will hereunder be referred to collectively as the “Offered Securities”.

1.4.	As of the date of this report, the authorized capital of the Company is 500,000,000 ordinary shares, the issued and paid-up capital of the Company is 178,430,383 ordinary shares and the issued capital of the Company on a fully diluted basis is 180,787,406 ordinary shares[5].

1.5.	For details of the holdings of the interested parties and the rest of the Company’s shareholders as of the date of this report, and subsequent to performing the offering pursuant to this report, assuming the exercise of all Offered Securities pursuant to this report), refer to Appendix A.

1.6.	The Offered Securities are non-tradable and will not be listed on the Tel Aviv Stock Exchange Ltd. (the “TASE”) or on any other stock exchange.

1.7.	The shares that will result from the exercise of the Offered Securities will be listed on the TASE in the name of the Nominee Company of Bank Hapoalim Ltd. and, with effect from the date of their allotment, will rank pari passu for all intents and purposes with the ordinary shares of NIS 1 par value comprising the Company’s existing capital.

2.	Terms of the Offered Securities

2.1.	Terms of the offered options

2.1.1.	The exercise price of each of the options is NIS 43.836, which has been calculated according to the average price of the Company’s share on the TASE during the 30 trading days prior to the grant date[6]. The exercise price will be linked to the consumer price index known at the Grant Date and will be subject to the adjustments detailed below.

2.1.2.	The vesting period of the options will be over three years beginning from the Grant Date of the options, with the options vesting in three equal installments commencing after one year has elapsed from the Grant Date (one third in each year) and will be exercisable through the end of the fourth year from the Grant Date.

2.1.3.	If the Offerees do not exercise the options that have vested within 90 days of the termination of their employment with the Company (including in instances of dismissal and of resignation), then the options that have not been exercised as stated will expire.

[5]	Including shares following the allotment and exercise of all the securities that are the subject of this report. Moreover the issued and paid-up capital of the Company includes an additional 1,046,993 treasury shares.
[6]	The grant date of the Offered Securities will be the date of Ms. Lavine commencing to serve as the CEO of the Company and the date of Mr. Jemini commencing his employment with the Company, i.e. September 1, 2015 (the “Grant Date”).

2.1.4.	The final expiration date of all the options (in the event of them not having expired or been exercised prior thereto in accordance with that specified above) is at the end of four years from the Grant Date of the options.

2.1.5.	On the exercise date, each of the Offerees will be able to elect one of the following two exercise methods: under the first – each of the Offerees will be able to exercise the options in consideration for payment of the full exercise price to the Company, and under the second – each of the Offerees will not be allotted the full number of shares resulting from the options, but rather only the quantity that reflects the amount of the monetary benefit inherent in the options (cashless exercise), in other words, the amount that reflects the difference between the price of the Company’s ordinary share on the exercise date and the exercise price of the option (subject to adjustments), and each of the Offerees will pay to the Company on the exercise date only the par value of the shares actually allotted to her/him.

2.2.	Terms of the Rights to Shares

2.2.1.	On the exercise date of each of the Rights to Shares, as set forth in sections 2.2.2 and 2.2.3 below, as applicable, each of the Offerees will pay the par value of the exercise shares to which she/he is entitled.

2.2.2.	The vesting period of the RSUs will be over three years beginning from their Grant Date, in three equal installments (one third in each year), provided that on the vesting date each of the Offerees will be employed by the Company. It should be stressed that the actual allotment of the exercise shares to the Offerees does not require giving notice of exercise to the Company.

2.2.3.	Vesting of the PSUs – each of the Offerees will be entitled to receive the exercise shares after three years have elapsed from the date of their grant, provided that the following two cumulative conditions are fulfilled (A) the Offeree is still employed by the Company and (B) the gross yield (including dividends distributed) of the shares of the Company during such three-year period is at least 20% in relation to the share price on the date of granting the PSUs. For the purpose of calculating the aforesaid gross yield, the Company’s share price on the Grant Date and the price of the Company’s share at the end of the three years will be deemed to be the average price of the Company’s share on the TASE during the 30 trading days prior to each of the aforesaid dates.

2.2.4.	The offerees will not be entitled to voting rights in the Company with respect to the Rights to Shares, but only with respect to the shares issued in relation thereto. For details regarding the Offerees’ entitlement to dividends with respect to the Rights to Shares, refer to section 3.5 below.

2.3.	Notwithstanding that stated in sections 2.1 and 1.1 above, in the event of the Company wishing to terminate the employment of the relevant Offeree during the term of her/his employment agreement[7] (except in circumstances under which the Company is entitled to terminate the agreement with no right to severance pay), and also in the event of resignation in circumstances under which, according to the law, resignation is viewed as dismissal, or in the event of death or disability, the aforesaid Offeree (or her/his estate) will be entitled to acceleration of the vesting period of all the Offered Securities that have not yet vested. In addition, in the event of termination of the Offerees’ employment (except in circumstances under which the Company is entitled to terminate the agreement with no right to severance pay) during the 12-month period following a change of control event at the Company (as such term is defined in section 8.2.2.6 of the EGM Report), the Offerees will be entitled, immediately following the termination of their employment, to the acceleration of the vesting period of all the Offered Securities that have not yet vested.

2.4.	Limitations on the date of exercise pursuant to the provisions of the TASE by-laws

Notwithstanding the aforesaid, the options will not be exercisable and the Rights to Shares will not be exercised on the record date for distributing bonus shares, for a rights offering, for a dividend distribution, for a capital consolidation, for a capital split or for a capital reduction (each of the aforementioned will be referred to hereunder as: a “Corporate Event”). In the event of the “ex-date” of a Corporate Event occurring prior to the record date of a Corporate Event, the grant will not be made on the said “ex-date”.

3.	Provisions for Protection of the Offerees (Options and Rights to Shares)

3.1.	Change in the capital structure

The number of exercise shares that will result from the Offered Securities will be adjusted in situations where the quantity of shares in the issued and paid-up capital of the Company changes, inter alia, due to a capital split, a capital consolidation or a recapitalization.

3.2.	Distribution of bonus shares

Should the Company make a distribution of bonus shares, whose record date for entitlement to their receipt is prior to the exercise date of any of the Offered Securities, the rights of the Offerees in the Offered Securities that had not been exercised through the aforesaid date will be preserved, whereby the number of shares resulting from the exercise to which each of the Offerees would be entitled upon their exercise will be increased by the number of shares of the same class to which each of the Offerees would have been entitled as bonus shares, had that Offered Security been exercised by the last trading day prior to the “ex-date”. The exercise price of each option will not change as a result of adding the aforesaid shares. In the event of such adjustments, the Offerees will not be entitled to receive a fraction of a whole share.

[7]	For details regarding the employment agreement of Ms. Lavine, including the term of the agreement, refer to the EGM Report.

3.3.	Merger/sale of the Company/sale of most of the assets of the Company

Subject to that stated in section 2.3 above, in the event of: (1) the sale of all or most of the assets of the Company; (2) a sale (including an exchange) of all or most of the shares of the Company (including purchase by a shareholder and/or a company related to such shareholder of all the shares held by the other shareholders that are not related to the aforesaid shareholder); (3) merger/consolidation or similar action with or into another corporation; or (4) another transaction of a similar nature – adjustments will be made whereby, subsequent thereto, the Offered Securities will be exercisable into securities of the other corporation, to which the Offeree would have been entitled had she/he exercised the options immediately prior to the merger event. In such a situation, such adjustments as necessary will also be made so that, following the merger event, all the terms of the options will continue to also apply (including adjustments to the price and quantity) with respect to the other corporation. Should it not be possible to make the aforementioned adjustments, other adjustments will be made at the discretion of the Company’s Board of Directors, including acceleration of the vesting period of all or some of the Offered Securities.

3.4.	In the event of payment of a cash dividend by the Company to its ordinary shareholders during the period that the options exist, the exercise price of the options will be adjusted, so that it is reduced by the amount of the dividend distributed on each of the Company’s shares.

3.5.	In the event of payment of a cash dividend by the Company to its ordinary shareholders during the period that the Rights to Shares exist, no adjustment will be made for the dividend, but each of the Offerees will be entitled to payment of a cash award in a sum equal to the amount of the dividend (gross) that would have been paid to that Offeree had she/he held a number of ordinary shares in the Company equal to the number of Rights to Shares that had not yet vested on the date of the dividend distribution (the “Quasi-Dividend Award Amount”). Withholding taxes will be deducted from the Quasi-Dividend Award Amount as required by law.

The Quasi-Dividend Award Amount will actually be paid as part of the salary expected to be paid to each of the Offerees immediately after the relevant vesting date, with respect to the Rights to Shares that had vested at that date (subject to the Offeree being employed with the Company at the vesting date).

3.6.	In the event of a rights offering to the Company’s ordinary shareholders during the period that the Offered Securities exist, the number of shares resulting from the exercise of the Offered Securities will be adjusted for the benefit component in the rights, as expressed in the ratio between the closing price of the Company’s share on the TASE on the last trading day prior to the “ex-rights” date and the base price of the share after the “ex-rights” date.

4.	Consideration for the Offered Securities

The Offered Securities are granted without consideration as part of the long-term compensation within the framework of the Offerees’ terms of employment with the Company. For details regarding the terms of employment of Ms. Lavine with the Company, including details required under the sixth addendum to the Securities Regulations (Periodic and Immediate Reports), 5730-1970, refer to the EGM Report, the information in which is hereby incorporated by reference.

5.	The Fair Value of the Offered Securities

5.1.	The fair value of each option being offered pursuant to this report, as of September 1, 2015 (shortly before the date of this report), according to the binomial model (the same model the Company uses for the presentation of the options in its financial reports), is NIS 5.747 and in a total amount of NIS 4,125 thousand for all the options being offered to Ms. Lavine. In determining the aforesaid fair value, the following assumptions were taken into account:

5.1.1.	Vesting period – the options will vest in three equal installments, one per year beginning from the end of one year from the Grant Date, as detailed in section 2.1.2 above.

5.1.2.	The exercise price for the options, calculated based on the average share price during the 30 trading days ended on August 31, 2015, is NIS 48.836.

5.1.3.	Standard deviation of 22.67%.

5.1.4.	Risk-free interest rate, derived from the yield curve of the “Galil” government bond, with maturities that match the duration of the options, of 0%.

5.1.5.	Employee churn rate (following the vesting period calculated on the basis of peer companies’ data) of 7.80%.

5.1.6.	Early exercise coefficient of 2.2.

5.1.7.	Dividend rate – 0% (due to the fact that following a dividend distribution the exercise price will be adjusted).

5.2.	According to the naïve value, the economic value of the Rights to Shares (that are not contingent on performance; RSUs) being offered pursuant to this report, as of September 1, 2015 (shortly before the date of this report), is NIS 40.34 for each of the Rights to Shares and in a total amount of NIS 2,062.5 thousand for all the RSUs being offered to Ms. Lavine.

5.3.	The fair value of each of the Rights to Shares that are contingent on performance (PSUs) being offered pursuant to this report, as of September 1, 2015 (shortly before the date of this report), according to the B&S model (the same model the Company uses for the presentation of the options in its financial reports), is NIS 10.53, and in a total amount of NIS 2,062.5 thousand for all the PSUs being offered to Ms. Lavine. In determining the aforesaid economic value, the following assumptions were taken into account:

5.3.1.	Duration – as detailed in section 2.1.2 above, the PSUs will be granted for a three-year period.

5.3.2.	Standard deviation of 18.83%.

5.3.3.	Risk-free interest rate, derived from the yield on a three year, CPI-linked government bond, of 0%.

6.	Agreements Between the Offerees and Shareholders of the Company

To the best of the Company’s knowledge, as of the date of publishing this report, there are no agreements, written or oral, between any of the Offerees and between the shareholders of the Company, or others, with respect to the purchase or sale of the securities of the Company or with respect to voting rights in the Company.

7.	Details of Lockup Provisions Applicable to Allotment of Exercise Shares

Lockup provisions will apply to the Offered Securities in accordance with the provisions of Section 15C of the Securities Law, 5728-1968, and the Securities Regulations (Details Regarding Sections 15A and 15C of the Law), 5760-2000 that are set forth hereunder (in addition to the provisions regarding vesting and restriction of the Offered Securities as set forth above in this report and to sale restrictions deriving from the provisions of Section 102 of the Income Tax Ordinance):

7.1.	The shares resulting from exercise of the Offered Securities are prohibited from being offered during the course of trading on the TASE for six months from the allotment date of the Offered Securities.

7.2.	During the six consecutive quarters from the lapse of the aforementioned six months, each of the Offerees will be entitled to offer, on any trading day, a number of shares not exceeding the daily average of the trading volume of the Company’s shares on the TASE during the period of eight weeks preceding the offer day, provided that she/he does not offer in a single quarter a number of shares exceeding one percent of the issued and paid-up share capital of the Company.

8.	Opinions

8.1.	The Company has submitted to the TASE a legal opinion from an attorney qualified under the laws of the state of New York that, inter alia, in accordance with the provisions of U.S. legislation, the allotment of the shares resulting from the Offered Securities, pursuant to this private offering report, do not need to be registered under the United States Securities Act of 1933 and that the shares resulting from the exercise of the Offered Securities can be resold on the TASE without the imposition of any restriction in relation to the period that the aforesaid shares need to be held or any other restriction pursuant to the U.S. securities legislation.

8.2.	Similarly, the Company has submitted to the TASE an opinion from a lawyer qualified under the laws of the province of Ontario, Canada, that, inter alia, in accordance with the provisions of the law in Ontario and in accordance with the directives of the Toronto Stock Exchange (TSX): the Company is not subject to the obligation to file a prospectus in connection with the allotment of the Offered Securities in the province of Ontario under the Securities Act (Ontario) or in any other province or territory throughout Canada and that the shares resulting from the exercise of the Offered Securities can be resold on the TASE without the imposition of any restriction in relation to the period that the aforesaid shares need to be held or any other restriction pursuant to the Securities Act (Ontario), so long as such resale is not performed by a distributor or by a public distribution, as defined in the Securities Act (Ontario), in the province of Ontario or in any other province or territory throughout Canada.

9.	Allotment of the Offered Securities is subject to obtaining the approval of the TASE for the listing of the shares resulting from the exercise of the Offered Securities. Immediately following publication of this report, the Company will approach the TASE with such a request. Likewise, the allotment of the Offered Securities will be subject to the approval of the Company’s general meeting, which was received on September 8, 2015.

10.	The options will actually be granted to the Offerees immediately following receipt of the TASE approval referred to in section 9 above.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

APPENDIX A

Name of Holder	Quantity and Percentage of Holding on the Date of the Report[8]				Quantity and Percentage of Holding after Offering the Offered Securities in this Report and Assuming their Exercise[8]
	Undiluted		Fully Diluted[9]		Undiluted		Fully Diluted[10]
	Number of shares	Holding %	Number of shares	Holding %	Number of shares	Holding %	Number of shares	Holding %
Norstar Holdings Inc.[11]	89,615,570.98	50.22	89,615,570.98	49.91	89,615,570.98	50.22	89,615,570.98	49.57
Dor Joseph Segal[12]	720,000	0.40	720,000	0.40	720,000	0.40	720,000	0.40
Michael Haim Ben-Dor[13]	74,933	0.04	74,933	0.04	74,933	0.04	74,933	0.04
Arie Mientkavitch[14]	113,263	0.06	297,999	0.17	113,263	0.06	297,999	0.16
Rachel Lavine[15]	—	—	—	—	—	—	964,768	0.53
Mawer Investment Management Ltd[16]	11,922,879	6.68	11,922,879	6.68	11,922,879	6.68	11,922,879	6.59
Other holders[17]	75,983,737.02	42.58	76,922,876.02	42.84	75,983,737.02	42.58	77,191,256.02	42.70

[8]	Excluding 1,046,993 treasury shares that are held by the Company.
[9]	Assuming exercise of all the options (non-tradable), the RSUs and the PSUs granted to the officers (including directors) and employees of the Company serving on the date of the report and that are exercisable into 1,123,875 ordinary shares of the Company.
[10]	Assuming exercise of all the options (non-tradable), the RSUs and the PSUs granted to the officers (including directors) and employees of the Company serving on the date of the report and that are exercisable into 1,123,875 ordinary shares of the Company and also assuming exercise of all the Offered Securities pursuant to this report.
[11]	Including through wholly-owned companies.
[12]	A director of the Company and one of its controlling shareholders (indirectly).
[13]	A director of the Company.
[14]	A director of the Company.
[15]	The CEO of the Company and an Offeree pursuant to this report.
[16]	As of August 31, 2015, through mutual funds and through pension and provident funds.
[17]	Including officers and employees of the Company.